King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com
September 4, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E., Mail Stop 3233
Washington, D.C. 20549
Attention: Pamela Howell

Re:  Jamestown Invest 1, LLC
Offering Statement on Form 1-A
Post-Qualification Offering Circular Amendment No. 1
Filed July 31, 2020
File No. 024-11102

Dear Mr. Burr:

On behalf of our client, Jamestown Invest 1, LLC (the “Company”), we hereby submit this letter and the following information in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in letter dated September 3, 2020 (the “Staff Letter”) with respect to Post-Qualification Offering Circular Amendment No. 1 of the Company’s Offering Statement on Form 1-A (File No. 024-11102) filed with the Commission on July 28, 2020 (the “Offering Statement”), relating to the Company’s offering of up to $47,607,740 in common shares (the “Offering”).

We have carefully considered the Staff’s comment and our response is set forth below. For your convenience, this letter sets forth in italics the Staff’s comment before the response is given. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Response dated September 1, 2020

General

1. We note the statement in your draft disclosure that you believe you are “entitled to take advantage of a safe harbor.” It is still unclear why you believe the safe harbor applies. If you choose to retain this disclosure, please provide a more detailed analysis regarding why you believe you are entitled to take advantage of a safe harbor. Additionally, please include the draft disclosure in your offering summary.

In response to the Staff’s comments, the Company has indicated its intent to provide the following disclosure in addition to the risk factor disclosure excerpted in response to the second comment below, each of which omits reference to the application of Rule 260.

Jamestown Invest 1, LLC
September 4, 2020

The Company has indicated its intent to provide the following disclosure in the sections of the Offering Statement entitled “Offering Summary” and “Plan of Distribution”.

“The Company periodically files with the SEC post-qualification amendments to the Offering Statement along with correspondence to address comments from the staff of the SEC. With respect to its most recent amendment, dated August 4, 2020, the Company intended to submit a qualification request letter to the SEC with respect to the Offering Statement, but inadvertently filed a purportedly final Offering Circular without formally seeking qualification. As a result, a small number of subscribers received an Offering Circular that was not yet qualified by the SEC, which may have constituted a violation of Section 5 of the Securities Act. The Company received 17 subscription agreements for an aggregate of 5,450 shares during the period beginning August 4, 2020 and ending [●], 2020. The aggregate proceeds attributable to such subscription agreements during this period totals $54,500, which the Company does not view as material to its financial condition, liquidity or results of operations. For such affected subscribers, the Company notes the availability of its quarterly redemption plan. Jamestown, as the Company’s manager, will reimburse any third-party costs associated with the redemption for these subscribers submitted prior to [●], 2020.” For more information, see “Risk Factors-- A small number of investors have previously received an Offering Circular that was not yet qualified by or registered with the Securities and Exchange Commission (the “SEC”). As a result, there is a possibility that we may be required to repurchase such securities or pay monetary fines, penalties, or disgorgement to regulatory agencies.”

2. Please revise the risk factor to further clarify the potential section 5 violation, including the time period during which such investors would have a rescission right.

In response to the Staff’s comments, the Company has indicated its intent to provide the following disclosure in the section of the Offering Statement entitled “Risk Factors”.

“A small number of investors have previously received an Offering Circular that was not yet qualified by or registered with the Securities and Exchange Commission (the “SEC”). As a result, there is a possibility that we may be required to repurchase such securities or pay monetary fines, penalties, or disgorgement to regulatory agencies.

The Company periodically files with the SEC post-qualification amendments to the Offering Statement along with correspondence to address comments from the staff of the SEC. With respect to its most recent amendment, dated August 4, 2020, the Company intended to submit a qualification request letter to the SEC with respect to the Offering Statement, but inadvertently filed a purportedly final Offering Circular without formally seeking qualification. As a result, a small number of subscribers received an Offering Circular that was not yet qualified by the SEC, which may have constituted a violation of Section 5 of the Securities Act. The Company received 17 subscription agreements for an aggregate of 5,450 shares during the period beginning August 4, 2020 and ending [●], 2020. The aggregate proceeds attributable to such subscription agreements during this period totals $54,500, which the Company does not view as material to its financial condition, liquidity or results of operations.

Jamestown Invest 1, LLC
September 4, 2020

One potential remedy that investors may seek in connection with their investment decision based on the August 4, 2020 offering circular is a rescission of their investment. If a claim were brought by any such subscribers and a court were to conclude that we violated Section 5 of the Securities Act, those subscribers might have rescission rights and we could be required to repurchase the shares sold to them, at the original purchase price, plus statutory interest from the date of purchase, for claims brought during a period of one year from the date of their purchase of shares. We could also incur considerable expense in contesting any such claims. We may also be liable under the Securities Act or state securities laws for other payments to the offerees. In addition, if it is determined that we offered securities without properly securing an exemption from registration or qualification, regulators could impose monetary fines, penalties, or other sanctions as provided under these laws. Any payments to shareholders or regulators will be funded from existing cash balances of the Company and would reduce funds available to the Company for its operations. While the Company does not view such exposure as material to its financial condition, liquidity or results of operations, payments to shareholders and regulators would reduce the amount of capital the Company has to invest in real estate assets.”
***
The Company acknowledges that:

•should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing; and
•the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,
/s/ C. Spencer Johnson, III __________

C. Spencer Johnson, III

cc: Pamela Howell
(Securities and Exchange Commission)

Matt Bronfman
Gretchen Nagy
John Wilson
(Jamestown Invest 1, LLC)